Exhibit 99.1

Bellatrix announces that Grafton has committed an additional $250 million towards further joint venture development

TSX, NYSE MKT: BXE

CALGARY, Sept. 30, 2014 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) is pleased to announce that based upon the success of the first joint venture with Grafton Energy Co I Ltd. ("Grafton Fund 1"), Bellatrix has entered into a new multi-year joint venture arrangement with Canadian Non-Operated Resources Corp. ("CNOR"), a non-operated oil and gas company managed by Grafton Asset Management Inc. pursuant to which CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's extensive undeveloped land holdings. Between Grafton Fund 1 and CNOR, a total of $500 million has now been committed to the development of Bellatrix's lands.

Under the terms of the agreement, CNOR will pay 50% of the drilling, completion, equipping and tie-in capital expenditures associated with development plans to be proposed by Bellatrix and approved by a management committee comprised of representatives of Bellatrix and CNOR in order to earn 33% of Bellatrix's working interest before payout and automatically converting to a 10.67% gross overriding royalty on Bellatrix's pre-joint venture working interest after payout (being recovery of CNOR's capital investment plus an 8% return on investment). The joint venture funding is available immediately; however, Bellatrix expects the funds to be spent primarily from 2016 through 2018.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares of Bellatrix trade on the Toronto Stock Exchange ("TSX") and on the NYSE MKT under the symbol BXE.

Canadian Non-Operated Resources Corp. is a newly formed, Calgary-based oil and gas company, focused on partnerships with top tier operators to develop oil and gas assets in the Western Canadian Sedimentary Basin. CNOR seeks to provide non-operated partner capital due to the vast and growing capital requirements inherent to full-scale development of unconventional resources. CNOR is led by Richard Grafton, Founder and Chief Executive Officer of Grafton Asset Management Inc.

Grafton Asset Management Inc. is a Calgary based energy investment firm.

For all CNOR or Grafton Asset Management Inc. inquiries please direct your questions to Ashley Vickers, Investor Relations (ashley@graftonfunds.com, 403-991-4274 or 403-228-8247).

All amounts in this press release are in Canadian dollars unless otherwise identified.

Forward looking statements: Certain information set forth in this news release, including management's assessments of the future plans and operations, the future development of Bellatrix' lands, the costs associated therewith, and the source of funds therefor, and the expected timing of the expenditure of funds under the new joint venture agreement may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including the risk that the management committee under the joint venture does not approve future capital expenditures, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. To the extent such estimates constitute a financial outlook, they were approved by management on date hereof and are included herein to provide readers with an understanding of management's expectations and assumptions about future activities and results and readers are cautioned that the information may not be appropriate for other purposes. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com.  The forward looking statements contained in this press release are made as of the date hereof and Bellatrix undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

SOURCE Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President and COO (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
1920, 800 - 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com

CO: Bellatrix Exploration Ltd.

CNW 08:00e 30-SEP-14